UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BRENMILLER ENERGY LTD

(Name of Issuer)

Ordinary Shares, par value NIS 0.02 per share

(Title of Class of Securities)

M2R43K115

(CUSIP Number)

June 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON Snowdrop Holding SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,388,221
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,388,221
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,033,249
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.3% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 3,388,221 Ordinary Shares held by the Reporting Person, and (ii) warrants to purchase 645,028 Ordinary Shares which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(2)	The percentage ownership was calculated based on a denominator which is the sum of (i) the registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Issuer on June 29, 2023, the Issuer had 20,238,134 Ordinary Shares outstanding as of June 29, 2023, and (ii) warrants to purchase 645,028 Ordinary Shares which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

Item 1.		Issuer

	(a)	Name of Issuer:

BRENMILLER ENERGY LTD.

	(b)	Address of Issuer’s Principal Executive Offices:

13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

This statement is filed on behalf of:

Snowdrop Holding SA

The address of the principal business office of the reporting person is:

Rue de Tsampehro 35, Chermignon-d’en-Bas, Valais, Switzerland, 3971.

Citizenship: Switzerland.

	(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.02 per share

	(e)	CUSIP Number:

M2R43K115

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 4,033,249 shares

(b)	Precent of class: 19.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 3,388,221
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,388,221
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

Snowdrop Holding SA

By:	/s/ Jean-Paul Tissieres
Name:	Jean-Paul Tissieres
Title:	Director

5